SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ David Bar-Yosef
David Bar-Yosef, Advocate
General Counsel

Date: December 20, 2011

OTI Expands EasyPark™ Solution to Turin, Italy’s Largest On-Street
Parking Market

Agreement Expands Availability in Italy to 20 cities and over 5M Citizens

Iselin, NJ & Turin, Italy, December 19, 2011 - On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) announced today that Neos Tech S.r.l. a parking management operator in Italy, has extend the deployment of OTI’s EasyPark™ electronic parking management system to the city of Turin, Italy. Turin has 1.7 million residents and with 50,000 on-street parking spaces it is the largest on-street parking market in the country. With this implementation, EasyPark™ will be available to over 5 million people in 20 cities across northern Italy under the “Neos Park” brand. PARX, OTI's subsidiary, is responsible for global marketing and sales, with deployments in over 110 municipalities including Israel, France and Italy, totaling over 1.1 million devices sold to date.

The Turin implementation is the result of Neos Tech, OTI’s Franchisee for the EaysPark™ in Italy, strategy to build a track record of success by deploying EasyPark™ in smaller cities in the vicinity of Turin. These markets served as a proof of concept, built consumer and product awareness and paved the way to this larger city adoption. Neos Tech and OTI continue to pursue other opportunities throughout Italy.

OTI's Chairman and CEO, Oded Bashan, commented, “We are excited that the city of Turin has chosen EasyPark to help manage its growing parking infrastructure. We are pleased to bring the city and residents of Turin the convenience, security and flexibility of our turnkey parking management solution. We hope that our growing base of municipal adoption in Europe, combined with expanding consumer awareness and experience of the convenience and efficiency of our EasyPark solution, will support the continued expansion of our operations throughout Europe.”

What is EasyPark™?
EasyPark™ is a unique on-street and off-street parking management solution that delivers a quick, flexible and convenient service for drivers, without the substantial capital investment and ongoing operating costs required to deploy and operate other parking solutions. EasyPark™ utilizes a small in-car electronic device placed in the window where it can be verified visually or using a contactless reader. The device tracks parking usage and processes payments, providing a user-friendly experience that eliminates the need for cash and reduces the time required to find and utilize traditional parking meters or pay-and-display machines. Drivers can securely deposit additional parking funds for the device either online or through public reloading stations. To facilitate adoption, Neos Tech has already established over 400 loading locations at convenience stores, newspaper stands and other retail outlets across Turin. EasyPark™ system provides detailed reports that allow municipalities to monitor and manage parking patterns across the city. The system easily supports multiple rates, tariffs and currencies and provides robust security.

Case Study
Since its launch in Israel in 2000, the EasyPark deployment has grown to approximately 700,000 users in over 40 municipalities, representing nearly 60% penetration of Israel’s 1.2 million drivers. Israel generates annual device sales and service fees totaling approximately $2.5 million as of year-end 2010.

About PARX Ltd. (www.parxglobal.com)
PARX Ltd. is a wholly-owned subsidiary of OTI, responsible for marketing, operating and distributing advanced parking solutions, including EasyPark™ on a global basis. PARX currently serves over 110 municipalities around the world.

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the expected revenues to be generated from the introduction of our parking solutions in Lille, France. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contacts:
Galit Mendelson	Jay M. Meier
VP, Corporate Relations	SVP, Business Development & Investor Relations
On Track Innovations Ltd. (OTI)	OTI America, Inc.
732 429 1900 ext. 111	732 429 1900 ext. 104
galit@otiglobal.com	jaym@otiglobal.com

Investor Relations:
Norberto Aja/David Collins
Jaffoni & Collins
212-835-8500
otiv@jcir.com